May 9, 2008	TSX: QC AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS FOR FIRST QUARTER 2008

AND INCREASES DIVIDEND 80%

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) today reported its unaudited financial results for the first quarter ended March 31, 2008 (a copy of which is attached hereto and is also available on SEDAR).

FINANCIAL HIGHLIGHTS

•	Net earnings were $7.1 million for the first quarter of 2008 as compared to $7.4 million during the comparative period in 2007 and $3.6 million during the fourth quarter of 2007;

•	Earnings per share (diluted) were $0.05 for the quarter, unchanged from that of $0.05 a year earlier. On a consecutive basis, EPS is up 150% from the $0.02 earned during the fourth quarter of 2007;

•	A dividend in the amount of $0.045 per share has been declared representing an 80% increase over the previous dividend;

•	Total loans funded during the first quarter of 2008 amounted to $77.4 million compared to $25.8 million funded during the comparative period in 2007 representing an 200% or $51.6 million increase;

•	Loans outstanding were $327 million at March 31, 2008 an increase of $77 million or 31% over the $250 million outstanding a year earlier and total loans administered amounted to $382 million; and

•
Earnings before income taxes were $7.5 million for the first quarter of 2008 as compared to $9.3 million during the comparative period in 2007; the decrease is largely due to the cessation of investment, corporate finance and management activities in 2008. The Company ceased corporate finance and management activities in the fourth quarter of 2007 in order to help attain tax status in 2008 as a mortgage investment corporation (“MIC”);

In commenting on the first quarter 2008 results, Stephen Coffey, President and CEO stated, “This is Quest’s first quarter of operations as a mortgage investment corporation. As investors analyze our results, they will realize that we have successfully transitioned to a more simplified Company and we are now first and foremost a mortgage lender intent on distributing earnings to shareholders and using leverage to grow our mortgage portfolio”

Murray Sinclair, Co-Chairman added, “Our objectives for 2008 are to continue to increase both our growth and yield. Distributing the Company’s earnings to shareholders will succeed in both enhancing our yield and mitigating the Company’s tax obligations”.

Mr. Coffey continued, “While we are very content with the portfolio growth of the first quarter and with the lending opportunities that are being presented to us, we are also very pleased with the strength of our loan portfolio and the underlying collateral. We look forward to further increasing our business and commencing our application process to become a federally regulated deposit taking institution.”

DIVIDEND DECLARED

The Board of Directors has today approved payment of the next quarterly dividend of Cdn$0.045 per share on June 27, 2008 to shareholders of record at the close of business on June 13, 2008. This dividend represents a Cdn$0.02 or 80% increase over the Cdn$0.025 dividend paid March 31, 2008. These dividends will be taxed as interest in the hands of Shareholders.

FIRST QUARTER CONFERENCE CALL

Quest Capital will host a conference call at 11 a.m. Eastern today to discuss its first quarter performance. To access the call live, please dial 416 915 5761.

The call will be recorded and a replay made available for one week ending Friday, May 16, 2008 at midnight. The replay may be accessed approximately one hour after the call by dialing 416 640 1917 and entering passcode 21270939 followed by the number sign (#).

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially oriented mortgages primarily in Western Canada.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contacts in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay: 011.44.20.7050.6500
Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624

Forward Looking Statements

This press release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Link to the Financial Statements for the period ended March 31, 2008

Link to the Managment Discussion and Analysis for the period ended March 31, 2008